June 25, 2009
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Angela McHale, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc. Amendment No. 10 to Registration Statement on Form S-11 Filed June 25, 2009 File No. 333-151665
Dear Ms. Gowetski and Ms. McHale:
     On behalf of our client, Invesco Mortgage Capital Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 10 (“Amendment No. 10”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 12, 2008.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 10 filed by the Company on the date hereof.

Ms. Jennifer Gowetski Ms. Angela McHale United States Securities and Exchange Commission	June 25, 2009 Page 2
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 10. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-4933 or Jay L. Bernstein at 212-878-8527.

Very truly yours,
/s/ Thomas Kollar
Thomas Kollar

cc:	Securities and Exchange Commission
    Jennifer Monick
    Kevin Woody

Invesco Mortgage Capital Inc.
    Jeffery H. Kupor

Skadden, Arps, Slate, Meagher & Flom LLP
    David J. Goldschmidt

Clifford Chance US LLP
    Jay L. Bernstein
Andrew S. Epstein